Norske Skog

Skogn, 2002-03-19

02 APR -3 AM 8:2

United States Securities and Exchange Commission
Washington DC 20549

USA

02028210

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange today March 19, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Enclosure: Message to Oslo Stock Exchange March 19, 2002

Norske Skogindustrier ASA

7620 Skogn	N-7620 Skogn, Norway
Telefon: 74 08 70 00	Telephone: +47 74 08 70 00
Telefaks: 74 08 71 00	Telefax: +47 74 08 71 00
Foretaksregisteret:	Register of business enterprises:
NO 911 750 961 MVA	NO 911 750 961 VAT

Share sale to employees

A sale of 220 shares at a set price of NOK 133 per share was not included in the report to the Stock Exchange dated 12.03.2002.

The shares have been transferred today, and Norske Skog's holding of its own shares stands – after that transaction – at 889,062 shares.

Skogn, 19.03.2002
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran